Mail Stop 3561

January 6, 2009

Paul R. Garcia
Chairman, President and Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328-3473

> **Re: Global Payments Inc.**
> **Form 10-K for the fiscal year ended May 31, 2008**
> **Filed July 30, 2008**
> **File No. 001-16111**

Dear Mr. Garcia:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director